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Michael McCord

Owner at Community Foodscapes LC

Atlanta, Georgia

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Community Foodscapes LLC

 The University of Georgia

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 189 connections

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Experience

Owner
Community Foodscapes LLC
Dec 2015 – Present · 3 yrs 4 mos
Atlanta, GA

Landscape Consultation/Design/Installation. Erosion Control. Specializing in edible/medical plants.



Food Forest Ranger,NeighborWoods Coordinator, and Urban Forestry Crew Lead
Trees Atlanta
Aug 2015 – Present · 3 yrs 8 mos
Atlanta, GA

Project Coordinator at the Urban Food Forest at Browns Mill
-We are building the City of Atlanta's 1st Public Food Forest!

Groundwork – watering, weeding, mulching and opportunistic species removal... See more

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Sustainable Development Intern
Nourish International
May 2015 – Jul 2015 · 3 mos
Uganda

Volunteer
Workaway International Inc
Jan 2015 – May 2015 · 5 mos
Spain, France, Italy, United Kingdom

Worked on organic farms and homesteads in Europe.

Campus Watersheds Intern
UGA Office of Sustainability
Aug 2014 – Dec 2014 · 5 mos
Athens, GA

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The University of Georgia
Bachelor of Agricultural Science, Honors Interdisciplinary Study in Sustainable Design
2011 – 2015

Licenses & Certifications

Community Emergency Response Team
Peachtree City Police Department
Issued Mar 2016 · No Expiration Date

Permaculture Design Certificate
Shades of Green Permaculture Design, Inc.
Issued Mar 2016 · No Expiration Date

LEED Green Associate
GBCI
Issued Apr 2013 · No Expiration Date

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Volunteer Experience

Volunteer and Site Leader
Rivers Alive
Oct 2008 – Oct 2014 · 6 yrs 1 mo
Environment

Skills & Endorsements

SketchUp · 4
Antonio Torchia and 3 connections have given endorsements for this skill

PowerPoint · 3
Antonio Torchia and 2 connections have given endorsements for this skill

Blender · 2
Antonio Torchia and 1 connection have given endorsements for this skill

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